Aligos Therapeutics, Inc.

One Corporate Dr., 2nd Floor

South San Francisco, CA 94080

April 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Alan Campbell

Re:	Aligos Therapeutics, Inc.
Registration Statement on Form S-3 (Registration No. 333-286168)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-286168) (the “Registration Statement”) of Aligos Therapeutics, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on April 3, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043.

Thank you for your assistance in this matter.

Very truly yours,

ALIGOS THERAPEUTICS, INC.

By:	/s/ Lesley Ann Calhoun
Lesley Ann Calhoun
Executive Vice President, Chief Operating Officer and Chief Financial Officer

CC:	Lawrence M. Blatt, Ph.D., Aligos Therapeutics, Inc.

Mark V. Roeder, Latham & Watkins LLP

John Williams, Latham & Watkins LLP